Exhibit 99.1

Bon Natural Life Limited

Registered Company No 358246

(the Company)

NOTICE OF EXTRAODINARY GENERAL MEETING

Notice is hereby given that the extraordinary general meeting (the Meeting) of Bon Natural Life Limited, a Cayman Islands exempted company with limited liability (the Company) will be held at Room 601, Block C, Gazelle Valley, No.69, Jinye Road,High-Tech Zone, Xi’an, Shaanxi, China on 16 January 2025 at 10:00 A.M. (local time) for the purpose of, considering and, if thought fit, passing the following proposals of the Company:

Proposal 1 – SHARE CAPITAL REORGANISATION PROPOSAL

“RESOLVED, as an ordinary resolution that, the Company amend its authorised share capital with immediate effect as follows:

(i)	all of the authorised (whether issued or not issued) ordinary shares of par value of US$0.001 each in the Company be and are re-designated and re-classified into class A ordinary shares of par value US$0.001 each (the Class A Ordinary Shares), where the rights of the existing ordinary shares shall be the same as the Class A Ordinary Shares; and

(ii)	all of the authorised but unissued preference shares of par value of US$0.001 each in the Company be and are cancelled and a new class of shares comprising of 30,000,000 class B ordinary shares of par value US$0.001 each (the Class B Ordinary Shares), which will be convertible, at the option of the holder thereof, into the number of fully paid and non-assessable Class A Ordinary Shares on a one-for-one basis (subject to adjustment as stated in the Company’s articles of association) and be entitled to one hundred (100) votes per share, be and is created, such that, the Company’s authorised share capital shall become US$300,000 divided into (a) 270,000,000 Class A Ordinary Shares of a par value of US$0.001 each and (b) 30,000,000 Class B Ordinary Shares of a par value of US$0.001 each.”

resolution 2 – charter amendment proposal

“RESOLVED, as a special resolution that, the Company adopts the proposed third amended and restated memorandum and articles of association of the Company, the form of which is attached to this notice and the accompany proxy statement as Appendix 1, in its entirety and in substitution for and to the exclusion of the existing memorandum and articles of the Company with immediate effect.”

resolution 3 – Share Repurchase and issuance proposal

“RESOLVED, as a special resolution that:

(i)	upon the Company’s receipt of the consent to repurchase and application for shares duly executed by Yongwei Hu (Mr. Hu) and Jing Liu (Ms. Liu), respectively, the Company shall repurchase (a) 2,004,427 Class A Ordinary Shares held by Mr. Hu in consideration of and out of the proceeds of the Company’s new issuance of 2,004,427 Class B Ordinary Shares to Mr. Hu, and (b) 37,412 Class A Ordinary Shares held by Ms. Liu in consideration of and out of the proceeds of the Company’s new issuance of 37,412 Class B Ordinary Shares to Ms. Liu; and

(ii)	such issuance of 2,004,427 and 37,412 Class B Ordinary Shares to Mr. Hu and Ms. Liu, respectively, made for the purposes of such share repurchase be and is hereby approved and confirmed,

such that, as a result of the repurchase of Class A Ordinary Shares from and issuance of Class B Ordinary Shares to Mr. Hu and Ms. Liu, Mr. Hu would control 97.15% of voting rights of the Company and Ms. Liu would control 1.81% of voting rights of the Company.”

All shareholders of the Company at the close of business on 25 December 2024 (the Record Date) are entitled to receive notice of, attend and vote on the matters to be acted on at the Meeting and any adjourned or postponed meeting thereof.

By order of the board,

Bon Natural Life Limited

Name:
Director

Dated _______________ 2025

Proxies

A member entitled to attend and vote at the meeting may appoint a proxy.

A blank proxy form is attached. Please consider carefully the conditions attaching to appointment of a proxy.

A proxy form in hard copy must be delivered to Room 601, Block C, Gazelle Valley, No.69, Jinye Road,High-Tech Zone, Xi’an, Shaanxi, China (Attention to: Cindy Liu).

A proxy form in electronic copy must be delivered to bonnatural@appchem.cn

Please see the conditions attaching to the appointment of a proxy for the time of such delivery.

Proxy instructions

What happens if you do not follow these instructions?

1	If you do not follow these instructions, any instrument you make appointing a proxy will be invalid.

Eligible members

2	If you are a member entitled to attend and vote at this meeting of the Company, you may appoint a proxy to vote on your behalf. Only registered shareholders whose names are on the register of members of the Company as at the close of business on 25 December 2024, being the Record Date, are entitled to attend and vote at the meeting of the Company.

3	A proxy need not be a member of the Company.

If you complete a proxy form, can you still attend and vote at the meeting?

4	Completion of the proxy form does not preclude a member from subsequently attending and voting at the meeting in person if he or she so wishes.

Multiple proxies

5	If you are a member entitled to cast two or more votes at the meeting, you may appoint two proxies and may specify the proportion of votes each proxy is appointed to exercise. If no proportion or number is specified, each proxy is deemed to exercise half of your votes.

Joint shareholders

6	In the case of jointly held shares, if more than one joint holder purports to appoint a proxy, only the appointment submitted by the most senior holder will be accepted. For this purpose, seniority will be determined by the order in which the names of the joint holders appear in the register of members (the first-named being the most senior).

How to appoint a proxy

7	If you are an eligible member and a natural person, the appointment of your proxy must be in writing and signed by you or your authorised attorney.

8	If you are an eligible member and a corporation, the appointment of your proxy must be in writing and executed in any of the following ways: (i) under the corporation’s common seal or (ii) not under the corporation’s common seal but otherwise in accordance with its articles of association.

Delivery of proxy form to Company

9	For an appointment of a proxy to be effective, the following documents must be received by the Company before the time for the holding of the meeting or adjourned meeting at which the proxy proposes to vote:

(a) The proxy form;

(b) If the proxy form is executed by a corporation otherwise than under its common seal - an extract of its articles that evidences that it may be duly executed in that way; and

(c) If the proxy form is signed by your attorney — the authority under which it was signed or a certified copy of the authority.

10	Those documents may be delivered in either of the following ways:

(a) In the case of hard-copy documents - they must be left at or sent by post to the Company’s registered office or the other place, if any, specified by the Company for the purpose of the meeting.

(b) In the case of documents comprised in an electronic record - they must be sent to an address specified by the Company for the purpose of receiving electronic records.

11	If a poll is to take place within 24 hours after it has been demanded then, in addition to the ways specified in the preceding paragraph, the documents may be delivered to the chairperson or to the Company secretary or to any director at the meeting at which the poll was demanded.